Exhibit 21.1
LIST OF SUBSIDIARIES

Name*	Jurisdiction of Incorporation or Organization
Credit Recovery Associates, Inc.	South Carolina
Regional Finance Corporation of Alabama	Alabama
Regional Finance Corporation of Georgia	Georgia
Regional Finance Corporation of North Carolina	North Carolina
Regional Finance Corporation of South Carolina	South Carolina
Regional Finance Corporation of Tennessee	Tennessee
Regional Finance Corporation of Texas	Texas
(Also known as AutoCredit Source)
(Also known as Regional Finance)
RMC REINSURANCE, Ltd.	Turks & Caicos
Upstate Motor Company	South Carolina